    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          U.S. FRANCHISE SYSTEMS, INC.

                           (Name of Subject Company)

                          U.S. FRANCHISE SYSTEMS, INC.

                       (Name of Person Filing Statement)

                      CLASS A COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                   902956309

                     (CUSIP Number of Class of Securities)

                            ------------------------

                            STEPHEN D. ARONSON, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL,
                                 AND SECRETARY
                          U.S. FRANCHISE SYSTEMS, INC.
                         13 CORPORATE SQUARE, SUITE 250
                             ATLANTA, GEORGIA 30329
                                 (404) 235-7463

           (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                WITH COPIES TO:

                            ROBERT B. SCHUMER, ESQ.
                             PAUL D. GINSBERG, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

 / /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company is U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 13 Corporate Square, Suite 250, Atlanta, Georgia 30329 and its telephone number is (404) 235-7463.

    SECURITIES. The title of the class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company. As of October 2, 2000, there were 17,245,834 shares of Class A Common Stock issued and outstanding. As of October 2, 2000 the Company also had outstanding 2,707,919 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"). This Statement also relates to the Class B Common Stock, which together with the Class A Common Stock, is the subject of the Offer referred to in Item 2.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in
Item 1 above.

    TENDER OFFER. This Statement relates to the tender offer by USFS Acquisition Co., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Pritzker family business interests ("Parent"), to purchase all of the outstanding Shares at a price of $5.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended) dated October 3, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on October 3, 2000.

    The Offer is being made pursuant to an Acquisition Agreement, dated as of September 18, 2000 (the "Acquisition Agreement"), by and among SDI, Inc., a Nevada corporation, Purchaser, HSA Properties, Inc., a Delaware corporation, Meridian Associates, L.P., an Illinois corporation, and the Company. Pursuant to the Acquisition Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Acquisition Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each outstanding Share (other than Shares held by Purchaser or Shares qualifying as dissenting Shares pursuant to the Delaware General Corporation law) will be converted into the right to receive an amount of cash equal to the Offer Price. A copy of the Acquisition Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

    The Schedule TO states that the principal executive offices of Parent and Purchaser are 200 West Monroe Street, Suite 3800, Chicago, Illinois 60606.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to in this Item 3, there exists on the date hereof no agreement, arrangement or understanding relating to the Offer or the Merger and no actual or potential conflict of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or any of its executive officers, directors or affiliates.

    The information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with USFS," "--Recommendation of the Independent Directors and the Board of Directors of USFS; Fairness of the Offer and the Merger," "--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer," "--The Acquisition Agreement and Related Agreements--Exchange Agreement," "--Stockholders Agreement," "--Aronson Agreement," " --Separation Agreement," "--New Leven Employment Agreement," "--Romaniello Employment Agreement," "--Transactions and Arrangements Concerning the Shares of Common Stock," "--Interests of Certain Persons in the Offer and the Merger" and "--Certain Other Relationships and Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.

    The Board of Directors of the Company (the "Board") was aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION. The Board, based upon the recommendation of the independent directors on the Board who are not employed by the Company or affiliated with Parent or Purchaser (the "Independent Directors") (other than Dean Adler, an independent director who was not in attendance at the meeting in which the Independent Directors made their recommendation), (i) approved and adopted the Acquisition Agreement and approved the Offer, the Merger and the related transactions, (ii) determined that the Offer and the Merger are fair to the unaffiliated stockholders of the Company (which does not include, among others, the "Interested Stockholders" referred to in the Offer to Purchase) and
(iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    ACCORDINGLY, THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A letter to the Company's stockholders, a letter to brokers, dealers, commercial banks, trust companies and other nominees, a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation and a press release announcing the Offer and the Merger are filed as Exhibits (a)(3), (a)(4), (a)(5) and (a)(7), respectively, and are incorporated herein by reference.

    REASONS. The information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with USFS," "--Recommendation of the Independent Directors and the Board of Directors of USFS; Fairness of the Offer and the Merger" and "--Opinion of the Financial Advisor to the Company" of the Offer to Purchase is incorporated herein by reference.

    INTENT TO TENDER. To the knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers, directors, affiliates and subsidiaries currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them and over which they have dispositive power (other than (i) to the extent their Shares are Restricted Shares (as defined in the Acquisition Agreement) and (ii) Shares to be exchanged by Michael A. Leven, the Company's chief executive officer and chairman of the board, and members of his family, and by affiliates of Parent, pursuant to the Exchange Agreement filed as Exhibit (e)(6)). Neal K. Aronson, the Company's current chief financial officer, has entered into the Aronson Agreement, filed as Exhibit (e)(7), pursuant to which he has agreed to tender pursuant to the Offer 1,509,453 Shares, which represents all of his Shares other than his 589,865 Restricted Shares.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Banc of America Securities LLC ("Banc of America Securities") has been retained as the sole financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of Banc of America Securities' engagement, the Company has agreed to pay Banc of America Securities for its services in connection with the Offer and the Merger a financial advisory fee of $1.9 million. The Company has also agreed to reimburse Banc of America Securities for its out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Banc of America Securities against liabilities, including liabilities under the federal securities laws, arising out of Banc of America Securities' engagement. Banc of America Securities has advised the Company that Banc of America Securities and its affiliates have certain lending arrangements with certain entities ("Pritzker Controlled Entities") controlled by Parent, have in the past provided services for a Pritzker Controlled Entity, and as of September 18, 2000 (the date of the Banc of America Securities' opinion referred to below) were under discussions regarding a potential transaction with Parent. In addition, the Company has been advised that Parent was a significant shareholder in Montgomery Securities, a predecessor of Banc of America Securities. In the past, Banc of America Securities or its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of business, Banc of America Securities and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. A copy of Banc of America Securities' opinion is attached hereto as Annex A and is incorporated herein by reference.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth in this Statement with respect to the Offer and the Merger, no transactions in the Shares during the past 60 days has been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "Special Factors--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

    Except as set forth in this Statement with respect to the Offer and the Merger, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9. EXHIBITS.

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
       (a)(1)           Offer to Purchase dated October 3, 2000.*+

       (a)(2)           Letter of Transmittal.*+

       (a)(3)           Notice of Guaranteed Delivery.*+

       (a)(4)           Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies, and Other Nominees.*+

       (a)(5)           Letter to Clients for use by Brokers, Dealers, Commercial
                          Banks, Trust Companies, and Other Nominees to Clients. *+

       (a)(6)           Guidelines for Certification of Taxpayer Identification on
                          Substitute Form W-9.*+

       (a)(7)           Text of Press Release dated September 19, 2000.**

       (a)(8)           Opinion of Banc of America Securities LLC (attached hereto as Annex A).+

       (e)(1)           Acquisition Agreement, dated as of September 18, 2000, by
                          and among U.S. Franchise Systems, Inc., SDI, Inc., USFS
                          Acquisition Co., HSA Properties, Inc. and Meridian
                          Associates, L.P.**

       (e)(2)           Hawthorn Termination Agreement, dated as of September 18,
                          2000, by and among U.S. Franchise Systems, Inc., Meridian
                          Associates, L.P., HSA Properties, Inc., Michael A. Leven
                          and Neal K. Aronson.**

       (e)(3)           Separation Agreement, dated as of September 18, 2000,
                          between U.S. Franchise Systems, Inc. and Neal K.
                          Aronson.**

       (e)(4)           Employment Agreement, dated as of September 18, 2000, by and between U.S. Franchise Systems, Inc. and Michael A.
                          Leven.**

       (e)(5)           Employment Agreement, dated as of September 18, 2000, by and between U.S. Franchise Systems, Inc. and Steven
                          Romaniello.**

       (e)(6)           Exchange Agreement, dated as of September 18, 2000, by and among USFS Acquisition Co., Meridian Associates, L.P., HSA
                          Properties, Inc., Michael A. Leven, Andrea Leven, Jonathan
                          Leven, Robert Leven and Adam Leven.**

       (e)(7)           Aronson Agreement, dated as of September 18, 2000, among
                          USFS Acquisition Co., Meridian Associates, L.P. and
                          Neal K. Aronson.**

------------------------

* Incorporated by reference to Schedule TO filed by Purchaser, SDI, Inc., HSA Properties, Inc., Meridian Associates, L.P., Michael Leven, Andrea Leven, Jonathan Leven, Robert Leven, Adam Leven, Steven Romaniello and the Company.

+  Included in copies mailed to the Company's stockholders.

** Incorporated by reference to Form 8-K filed by the Company on September 20, 2000.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                       U.S. FRANCHISE SYSTEMS, INC.

                                                       By:            /s/ STEPHEN D. ARONSON
                                                            -----------------------------------------
                                                                        Stephen D. Aronson
                                                                 VICE PRESIDENT, GENERAL COUNSEL
                                                                          AND SECRETARY

Dated: October 3, 2000

                                                                         Annex A

                                     [LOGO]

                                 September 18, 2000

Board of Directors
U.S. Franchise Systems, Inc.
13 Corporate Square
Suite 250
Atlanta, Georgia 30329

Members of the Board:

        We understand that U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"), had proposed to engage in a series of transactions contemplated by the Recapitalization Agreement dated June 2, 2000 (the "Recapitalization Agreement") among the Company, SDI, Inc. ("SDI"), HSA Properties, Inc. ("HSA Properties") and Meridian Associates, L.P. ("Meridian"). We also understand that the Company has been advised by the other parties to the Recapitalization Agreement that they may not be prepared to proceed with the transactions contemplated thereby. We further understand that the Company and the other parties to the Recapitalization Agreement have agreed to terminate the Recapitalization Agreement and that the Company now proposes to enter into an Acquisition Agreement to be dated September 18, 2000 (the "Acquisition Agreement") with SDI, USFS Acquisition Co. ("Newco"), HSA Properties and Meridian. Pursuant to the Acquisition Agreement, Newco will make a tender offer (the "Offer") to acquire all of the outstanding shares of the outstanding Class A and Class B Common Stock of the Company (the "Shares") at a cash price of $5.00 per share. Shares not acquired pursuant to the Offer will also be converted into the right to receive $5.00 per share in cash pursuant to a merger contemplated by the Acquisition Agreement (the "Merger"). Options to acquire shares of Class A Common Stock, whether or not exercisable, will be converted into the right to receive in the Merger the excess of $5.00 per share over the exercise price per option. All shares of restricted stock will vest upon the completion of the Offer and be acquired in the Merger at a cash price of $5.00 per share. The terms and conditions of the Offer and the Merger are more fully set forth in the Acquisition Agreement.

        You have requested our opinion as to whether, on the date hereof, the consideration proposed to be received by the holders of Shares (other than SDI, HSA Properties, Meridian, Michael Leven, Andrea Leven, Neal Aronson, Steven Romaniello, and any affiliate of the foregoing or any natural person otherwise related to the foregoing by virtue of being a spouse, a descendent, or an ancestor of such natural person or a trust solely for the benefit of such natural persons and/or such natural person's spouse, descendent or ancestor) is fair to such holders from a financial point of view.

        For purposes of the opinion set forth herein, we have:

            (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

            (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

           (iii) analyzed certain financial forecasts of the Company prepared by the management of the Company;

U.S. Franchise Systems, Inc.
September 18, 2000

            (iv) reviewed and discussed certain information concerning the strategic, financial, operating, key employee retention and competitive prospects of the Company with senior executives of the Company;

            (v) reviewed and discussed with senior executives of the Company certain published financial forecasts prepared by equity analysts with respect to the Company;

            (vi) reviewed and discussed information relating to certain strategic, financial and operational alternatives with the management of the Company, including pursuing the transactions under the Recapitalization Agreement and the potential adverse effects on the Company which could occur if the Company were not to effect the Offer and the Merger including, among other things, the Company's ability to retain its franchise sales force;

           (vii) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

          (viii) reviewed the reported prices and trading activity of the Shares;

            (ix) compared the financial performance of the Company and the prices and trading activity of the Shares with the financial performance and stock prices and trading activity of certain other publicly traded companies we deemed relevant;

            (x) compared certain financial terms of the transactions
                contemplated by the Acquisition Agreement to corresponding financial terms, to the extent publicly available, of certain other business transactions we deemed relevant;

            (xi) discussed contingent liabilities of the Company with the management and senior executives of the Company;

           (xii) participated in discussions and negotiations among representatives of the Company and SDI and their legal advisors;

          (xiii) reviewed the Acquisition Agreement and certain related documents; and

           (xiv) performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We call your attention to the fact that management of the Company has only been able to provide financial forecasts through December 31, 2001 and we have taken the fact that financial forecasts were not available for periods beyond that date into account in rendering the opinion set forth below. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

        We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive fees for our services, including a fee which is contingent and payable upon the completion of the proposed Acquisition Agreement. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment banking, principal investing, investment management and financing activities, Banc of America Securities LLC or its affiliates may at any time

U.S. Franchise Systems, Inc.
September 18, 2000
hold long or short positions or other investments, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of the Company. Further, we note that we and our affiliates have certain lending relationships with certain entities ("Pritzker Controlled Entities") controlled by the Pritzker family business interests (who directly control SDI, HSA Properties and Meridian), have in the past acted as the agent for a credit facility for a Pritzker Controlled Entity and are currently under discussions regarding a potential partnership with a Pritzker Controlled Entity in a real estate oriented debt fund. In addition, the Pritzker family business interests were a significant shareholder in Montgomery Securities, a predecessor of Banc of America Securities LLC. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

        It is understood that this letter is solely for the benefit and use of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the transactions contemplated by the Acquisition Agreement and does not constitute a recommendation as to whether holders of Shares should tender their Shares pursuant to the Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent in each instance, which consent will not be unreasonably withheld or delayed, and except as required by law or by a court of competent jurisdiction. However, this opinion may be included in its entirety in any filing required to be made by the Company in respect of the proposed Offer and the Merger with the Securities and Exchange Commission or with any federal or state regulatory body that controls or governs the franchise licenses of the Company, so long as this opinion is reproduced in such filing in full and any description of or reference to a summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

        Based upon and subject to the foregoing, including all of the assumptions and limitations set forth herein, we are of the opinion, on the date hereof, that the consideration proposed to be received by the holders of Shares (other than SDI, HSA Properties, Meridian, Michael Leven, Andrea Leven, Neal Aronson, Steven Romaniello, and any affiliate of the foregoing or any natural person otherwise related to the foregoing by virtue of being a spouse, a descendent, or an ancestor of such natural person or a trust solely for the benefit of such natural persons and/or such natural person's spouse, descendent or ancestor) pursuant to the Offer and the Merger is fair to such holders from a financial point of view.

                                                       Very truly yours,

                                                       BANC OF AMERICA SECURITIES LLC

                                                            /s/ Gregory J. Wolkom
                                                       By:  -----------------------------------------
                                                            Name: Gregory J. Wolkom
                                                            Title: Managing Director

                                      A-3